Exhibit 99.1

Press Release, 2 November 2016

Interxion Reports Third Quarter 2016 Results

10% Constant Currency Revenue Growth

Coupled with Sustained Strong Demand

AMSTERDAM 2 November 2016 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 30 September 2016.

Financial Highlights

•	Revenue increased by 7% to €105.3 million (3Q 2015: €98.0 million).

•	Recurring revenue[1] increased by 8% to €100.0 million (3Q 2015: €92.8 million).

•	Net income increased to €10.5 million (3Q 2015: €10.4 million).

•	Adjusted net income[2] decreased by 1% to €8.6 million (3Q 2015: €8.7 million).

•	Earnings per diluted share were €0.15 (3Q 2015: €0.15).

•	Adjusted earnings per diluted share decreased by 2% to €0.12 (3Q 2015: €0.12).

•	Adjusted EBITDA[2] increased by 11% to €48.3 million (3Q 2015: €43.7 million).

•	Adjusted EBITDA margin increased to 45.9% (3Q 2015: 44.6%).

•	Capital expenditures[3], including intangible assets, were €64.5 million (3Q 2015: €35.3 million).

Operating Highlights

•	Equipped space increased by 3,600 square metres in the quarter to 107,800 square metres.

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•	Revenue generating space increased by 2,500 square metres in the quarter to 84,100 square metres.

•	Utilisation rate at the end of the quarter was 78%.

•	During the third quarter, Interxion completed a 2,400 sqm expansion in FRA10 in Frankfurt, an 800 sqm expansion at MRS1 in Marseille, and a 300 sqm expansion at VIE2 in Vienna.

“Once again, Interxion had solid quarterly results with 10% constant currency revenue growth and 130 basis points of Adjusted EBITDA margin expansion year over year. The strong level of bookings that we experienced in the first half of 2016 continued through the third quarter, and our current sales pipeline remains robust,” said David Ruberg, Interxion’s Chief Executive Officer. “We continue to experience strong demand across multiple industry segments and all deal sizes. We are experiencing this demand in multiple geographies, as evidenced by our order-driven capacity expansions in 9 of our 13 markets during 2016 and further expansions in 2017.”

Quarterly Review

Revenue in the third quarter of 2016 was €105.3 million, a 7% increase over the third quarter of 2015 and a 1% increase over the second quarter of 2016. Recurring revenue was €100.0 million, an 8% increase over the third quarter of 2015 and a 1% increase over the second quarter of 2016. Recurring revenue in the third quarter was 95% of total revenue. On a constant currency basis4, revenue and recurring revenue in the third quarter 2016 were both 10% higher than the third quarter of 2015.

Cost of sales in the third quarter of 2016 was €40.8 million, a 6% increase over the third quarter of 2015 and a 3% increase over the second quarter of 2016.

Gross profit was €64.5 million in the third quarter of 2016, an 8% increase over the third quarter of 2015 and a slight increase over the second quarter of 2016. Gross profit margin was 61.3% in the third quarter of 2016 compared with 60.7% in the third quarter of 2015 and 61.9% in the second quarter of 2016.

Press Release, 2 November 2016

Sales and marketing costs in the third quarter of 2016 were €7.3 million, a 5% increase over the third quarter of 2015 and a slight increase from the second quarter of 2016.

Other general and administrative costs, which exclude depreciation, amortisation, impairments, share-based payments, M&A transaction costs and provision for onerous lease contracts, were €8.9 million in the third quarter of 2016, a 1% increase over the third quarter of 2015 and a 9% decrease from the second quarter of 2016.

Depreciation, amortisation, and impairments in the third quarter of 2016 was €22.1 million, an increase of 9% from the third quarter of 2015 and a slight increase from the second quarter of 2016.

Operating income in the third quarter of 2016 was €23.6 million, an increase of 10% from the third quarter of 2015 and a slight increase from the second quarter of 2016.

Net finance expense for the third quarter of 2016 was €8.6 million, a 35% increase over the third quarter of 2015 and a 15% decrease over the second quarter of 2016. Included in third quarter 2016 net finance expense was a €1.3 million positive adjustment on finance lease obligations, lowering net finance expense. A sale of a financial asset was completed in the third quarter 2016, resulting in a €0.3 million gain compared to €2.3 million gain in the third quarter 2015.

Income tax expense for the third quarter of 2016 was €4.5 million, a 5% decrease compared with the third quarter of 2015 and a 7% increase from the second quarter of 2016.

Net income was €10.5 million in the third quarter of 2016, a slight increase over the third quarter of 2015 and a 14% increase from the second quarter of 2016.

Adjusted net income was €8.6 million in the third quarter of 2016, a 1% decrease over the third quarter of 2015, and a 5% decrease from the second quarter of 2016.

Press Release, 2 November 2016

Adjusted EBITDA for the third quarter of 2016 was €48.3 million, an 11% increase over the third quarter of 2015 and a 2% increase over the second quarter of 2016. Adjusted EBITDA margin was 45.9% in the third quarter of 2016 compared to 44.6% in the third quarter of 2015 and 45.5% in the second quarter of 2016.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €41.5 million in the third quarter of 2016, compared to €43.0 million in the third quarter of 2015, and €39.3 million in the second quarter of 2016.

Capital expenditures, including intangible assets, were €64.5 million in the third quarter of 2016 compared to €35.3 million in the third quarter of 2015 and €62.6 million in the second quarter of 2016.

Cash and cash equivalents were €149.8 million at 30 September 2016, compared to €58.6 million at year end 2015. Total borrowings, net of deferred revolving facility financing fees, were €737.2 million at 30 September 2016 compared to €555.1 million at year end 2015. As of 30 September 2016, the Company’s revolving credit facility was undrawn.

Equipped space at the end of the third quarter of 2016 was 107,800 square metres compared to 100,200 square metres at the end of the third quarter of 2015 and 104,200 square metres at the end of the second quarter of 2016. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at the end of the third quarter of 2016, compared with 78% at the end of the third quarter of 2015 and 78% at the end of the second quarter of 2016.

Press Release, 2 November 2016

Business Outlook

Interxion today reaffirms guidance for its revenue, adjusted EBITDA and capital expenditures (including intangibles) for full year 2016:

Revenue	€416 million – €431 million

Adjusted EBITDA	€185 million – €195 million

Capital expenditures (including intangibles)	€260 million – €280 million

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (12:30 pm GMT, 1:30 pm CET) to discuss its Third Quarter 2016 results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 15 November 2016. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 92466336.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to

Press Release, 2 November 2016

utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) adjusted EBITDA; (iii) revenue on a constant currency basis, (iv) recurring revenue; (v) recurring revenue on a constant currency basis (vi) adjusted net income; (vii) adjusted basic earnings per share and (viii) adjusted diluted earnings per share.

Other companies may present EBITDA, adjusted EBITDA, revenue on a constant currency basis, recurring revenue, recurring revenue on a constant currenct basis, adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA, revenue on a constant currency basis, recurring revenue and recurring revenue on a constant currency basis

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

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We define adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, is recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused datacentre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing datacentres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused datacentres are not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for items that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We believe EBITDA and adjusted EBITDA provide useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of adjusted EBITDA, when combined with the primary IFRS presentation of net income provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and adjusted EBITDA facilitates comparisons between us and other data centre operators and other data centre operators that are REITs and

Press Release, 2 November 2016

other infrastructure based businesses. EBITDA and adjusted EBITDA are also relevant measures used in the financial covenants of our €100 million revolving facility and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to EBITDA and EBITDA to adjusted EBITDA is provided in the tables attached to this press release.

Recurring revenue comprises revenue that is incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. We present recurring revenue as we believe it assists investors understand our operating performance.

We present constant currency information for revenue and recurring revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue and recurring revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of currency exchange rates.

Adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share

We define adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

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•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – Under IFRS we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and to aid investors compare our operating performance with other data centre operators and infrastructure companies. We believe the presentation of adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance.

Adjusted basic earnings per share and adjusted diluted earnings per share amounts are determined on adjusted net income.

Interxion does not provide forward-looking estimates of net income, operating income, depreciation, amortisation, and impairments, share-based payments, M&A transaction costs or increase/decrease in provision for onerous lease contracts, and income from sub-leases of unused data centre sites, which it uses to reconcile to adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for adjusted EBITDA.

Press Release, 2 November 2016

A reconciliation from reported net income to adjusted net income is provided in the tables attached to this press release.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 42 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

This announcement contains inside information under Regulation (EU) 596/2014 (16 April 2014).

Press Release, 2 November 2016

[1]	Recurring revenue is revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
[2]	Adjusted net income and adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Full definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to adjusted EBITDA and net income to adjusted net income can be found in the financial tables later in this press release
[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.
[4]	We present constant currency information for revenue and recurring revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

Press Release, 2 November 2016

INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		For the nine months ended
	Sep-30 2016	Sep-30 2015	Sep-30 2016	Sep-30 2015
Revenue	105,275	97,976	311,301	285,907

Cost of sales	(40,765)	(38,464)	(119,547)	(112,409)

Gross Profit	64,510	59,512	191,754	173,498

Other income	12	142	142	21,202
Sales and marketing costs	(7,293)	(6,943)	(22,301)	(20,832)
General and administrative costs	(33,619)	(31,152)	(99,572)	(101,135)

Operating income	23,610	21,559	70,023	72,733
Net Finance expense	(8,628)	(6,407)	(26,756)	(20,938)

Profit or loss before income taxes	14,982	15,152	43,267	51,795

Income tax expense	(4,521)	(4,737)	(13,422)	(15,368)

Net income	10,461	10,415	29,845	36,427

Basic earnings per share: (€)	0.15	0.15	0.42	0.52
Diluted earnings per share: (€)	0.15	0.15	0.42	0.52

Number of shares outstanding at the end of the period (shares in thousands)	70,527	69,638	70,527	69,638
Weighted average number of shares for Basic EPS (shares in thousands)	70,528	69,619	70,286	69,526
Weighted average number of shares for Diluted EPS (shares in thousands)	71,463	70,612	71,188	70,561

			As at
			Sep-30 2016	Sep-30 2015
Capacity metrics
Equipped space (in square meters)			107,800	100,200
Revenue generating space (in square meters)			84,100	78,000
Utilization Rate			78%	78%

Press Release, 2 November 2016

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		For the nine months ended
	Sep-30 2016	Sep-30 2015	Sep-30 2016	Sep-30 2015
Consolidated

Recurring revenue	99,987	92,753	296,528	270,101
Non-recurring revenue	5,288	5,223	14,773	15,806

Revenue	105,275	97,976	311,301	285,907

Net income	10,461	10,415	29,845	36,427
Net income margin	9.9%	10.6%	9.6%	12.7%

Operating income	23,610	21,559	70,023	72,733
Operating income margin	22.4%	22.0%	22.5%	25.4%

Adjusted EBITDA	48,331	43,732	141,596	126,366

Gross profit margin	61.3%	60.7%	61.6%	60.7%

Adjusted EBITDA margin	45.9%	44.6%	45.5%	44.2%

Total assets	1,457,055	1,208,485	1,457,055	1,208,485
Total liabilities	921,269	719,963	921,269	719,963
Capital expenditure, including intangible assets (a)	(64,526)	(35,270)	(177,120)	(150,675)

France, Germany, the Netherlands, and the UK

Recurring revenue	63,809	59,461	189,847	171,765
Non-recurring revenue	3,073	3,758	8,958	10,380

Revenue	66,882	63,219	198,805	182,145
Operating income	21,937	21,714	65,993	61,516
Operating income margin	32.8%	34.3%	33.2%	33.8%

Adjusted EBITDA	36,776	34,907	109,969	99,525

Gross profit margin	62.6%	62.3%	62.8%	62.3%

Adjusted EBITDA margin	55.0%	55.2%	55.3%	54.6%

Total assets	949,085	852,020	949,085	852,020
Total liabilities	194,390	175,537	194,390	175,537
Capital expenditure, including intangible assets (a)	(43,489)	(26,624)	(123,873)	(96,935)

Rest of Europe

Recurring revenue	36,178	33,292	106,681	98,336
Non-recurring revenue	2,215	1,465	5,815	5,426

Revenue	38,393	34,757	112,496	103,762

Operating income	15,974	13,464	46,325	40,017
Operating income margin	41.6%	38.7%	41.2%	38.6%

Adjusted EBITDA	22,366	19,784	65,455	58,104

Gross profit margin	65.2%	64.3%	65.9%	64.2%

Adjusted EBITDA margin	58.3%	56.9%	58.2%	56.0%

Total assets	348,314	308,934	348,314	308,934
Total liabilities	77,799	57,150	77,799	57,150
Capital expenditure, including intangible assets (a)	(18,514)	(6,022)	(45,185)	(49,436)

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INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited) (continued)

	Three Months Ended		For the nine months ended
	Sep-30 2016	Sep-30 2015	Sep-30 2016	Sep-30 2015

Corporate and other

Operating income	(14,301)	(13,619)	(42,295)	(28,800)

Adjusted EBITDA	(10,811)	(10,959)	(33,828)	(31,263)

Total assets	159,656	47,531	159,656	47,531
Total liabilities	649,080	487,276	649,080	487,276
Capital expenditure, including intangible assets (a)	(2,523)	(2,624)	(8,062)	(4,304)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

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INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		For the nine months ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2016	2015	2016	2015
Reconciliation to Adjusted EBITDA

Consolidated

Net income	10,461	10,415	29,845	36,427
Income tax expense	4,521	4,737	13,422	15,368

Profit before taxation	14,982	15,152	43,267	51,795
Net finance expense	8,628	6,407	26,756	20,938

Operating income	23,610	21,559	70,023	72,733
Depreciation, amortisation and impairments	22,094	20,251	65,592	58,043

EBITDA (1)	45,704	41,810	135,615	130,776
Share-based payments	1,752	1,664	4,515	5,694
Income or expense related to the evealuation and execution of potential mergers or acquisitions
M&A transaction break fee income (2)	—	—	—	(20,923)
M&A transaction costs (3)	887	484	1,608	11,282
Items related to terminated or unused data centre sites:
Increase/(decrease) in provision for onerous lease contracts (4)	—	(84)	—	(184)
Income from sub-leases on unused data centre sites (5)	(12)	(142)	(142)	(279)

Adjusted EBITDA (1)	48,331	43,732	141,596	126,366

France, Germany, the Netherlands, and the UK

Operating income	21,937	21,714	65,993	61,516
Depreciation, amortisation and impairments	14,782	13,066	43,617	37,327

EBITDA (1)	36,719	34,780	109,610	98,843
Share-based payments	69	353	501	1,145
Items related to terminated or unused data centre sites:
Increase/(decrease) in provision for onerous lease contracts (4)	—	(84)	—	(184)
Income from sub-leases on unused data centre sites (5)	(12)	(142)	(142)	(279)

Adjusted EBITDA (1)	36,776	34,907	109,969	99,525

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INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited) (continued)

	Three Months Ended		For the nine months ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2016	2015	2016	2015
Rest of Europe

Operating income	15,974	13,464	46,325	40,017
Depreciation, amortisation and impairments	6,288	6,113	18,818	17,475

EBITDA (1)	22,262	19,577	65,143	57,492
Share-based payments	104	207	312	612

Adjusted EBITDA (1)	22,366	19,784	65,455	58,104

Corporate and Other

Operating income	(14,301)	(13,619)	(42,295)	(28,800)
Depreciation, amortisation and impairments	1,024	1,072	3,157	3,241

EBITDA (1)	(13,277)	(12,547)	(39,138)	(25,559)
Share-based payments	1,579	1,104	3,702	3,937
Income or expense related to the evealuation and execution of potential mergers or acquisitions
M&A transaction break fee income (2)	—	—	—	(20,923)
M&A transaction costs (3)	887	484	1,608	11,282

Adjusted EBITDA (1)	(10,811)	(10,959)	(33,828)	(31,263)

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures within the meaning of the rules of the SEC. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction break fee income” represents the cash break up fee received following the termination of the Implementation Agreement in May 2015. This fee was included in “Other income”.
(3)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the quarter ended 30 September 2016, M&A transaction costs included €0.9 million related to other activity including the evaluation of potential asset acquisitions.
(4)	“Increase/(decrease) in provision for onerous lease contracts” relates to those contracts in which we expect losses to be incurred in respect of unused data centre sites over the term of the lease contract.
(5)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

Press Release, 2 November 2016

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Sep-30	Dec-31
	2016	2015
Non-current assets
Property, plant and equipment	1,108,458	999,072
Intangible assets	28,203	23,194
Deferred tax assets	19,668	23,024
Financial assets	1,890	—
Other non-current assets	7,125	6,686

	1,165,344	1,051,976
Current assets
Trade receivables and other current assets	141,909	141,534
Cash and cash equivalents	149,802	58,554

	291,711	200,088

Total assets	1,457,055	1,252,064

Shareholders’ equity
Share capital	7,053	6,992
Share premium	517,858	507,296
Foreign currency translation reserve	8,854	20,865
Hedging reserve, net of tax	(301)	(213)
Accumulated income / (deficit)	2,322	(27,523)

	535,786	507,417
Non-current liabilities
Trade payables and other liabilities	11,514	12,049
Deferred tax liabilities	8,871	9,951
Borrowings	733,027	550,812

	753,412	572,812
Current liabilities
Trade payables and other liabilities	157,703	162,629
Income tax liabilities	5,465	2,738
Provision for onerous lease contracts	—	1,517
Borrowings	4,689	4,951

	167,857	171,835

Total liabilities	921,269	744,647

Total liabilities and shareholders’ equity	1,457,055	1,252,064

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INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Sep-30 2016	Dec-31 2015
Borrowings net of cash and cash equivalents

Cash and cash equivalents (a)	149,802	58,554

6.00% Senior Secured Notes due 2020 (b)	629,600	475,503
Mortgages	56,594	44,073
Financial leases	51,522	34,582
Other borrowings	—	1,605

Borrowings excluding Revolving Facility deferred financing costs	737,716	555,763

Revolving Facility deferred financing costs (c)	(497)	(710)

Total borrowings	737,219	555,053

Borrowings net of cash and cash equivalents	587,417	496,499

(a)	Cash and cash equivalents include €3.7 million as of 30 September 2016 and €4.9 million as of 31 December 2015, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(b)	€625 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(c)	Deferred financing costs of €0.5 million as of 30 September 2016 were incurred in connection with the €100 million revolving facility.

Press Release, 2 November 2016

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		For the nine months ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2016	2015	2016	2015
Net income	10,461	10,415	29,845	36,427
Depreciation, amortisation and impairments	22,094	20,251	65,592	58,043
Provision for onerous lease contracts	(261)	(879)	(1,532)	(2,653)
Share-based paymens	1,845	1,664	4,403	5,694
Net finance expense	8,628	6,407	26,756	20,938
Income tax expense	4,521	4,737	13,422	15,368

	47,288	42,595	138,486	133,817
Movements in trade receivables and other current assets	(6,898)	(216)	(5,588)	(9,581)
Movements in trade payables and other liabilities	1,135	584	(1,623)	7,067

Cash generated from operations	41,525	42,963	131,275	131,303
Interest and fees paid (a)	(18,357)	(14,107)	(33,779)	(29,129)
Interest received	44	37	69	117
Other financial items	—	—	—	—
Income tax paid	(1,948)	(4,107)	(5,486)	(9,167)

Net cash flows from / (used in) operating activities	21,264	24,786	92,079	93,124
Cash flows from investing activities
Purchase of property plant and equipment	(61,041)	(33,399)	(169,217)	(145,628)
Purchase of intangible assets	(3,485)	(1,871)	(7,903)	(5,047)
Proceeds from sale of financial asset	281	3,063	281	3,063
Redemption of short-term investments	—		—	1,650

Net cash flows from / (used in) investing activities	(64,245)	(32,207)	(176,839)	(145,962)
Cash flows from financing activities
Proceeds from exercised options	44	12	6,220	2,420
Proceeds from mortgages	—	—	14,625	—
Repayment of mortgages	(548)	(320)	(1,816)	(1,360)
Proceeds Senior secured notes at 6%	—	—	155,346	—
Interest received at issue of additional notes	—	—	2,225	—
Repayment of other borrowings	—	(31)	—	(31)
Net cash flows from / (used in) financing activities	(504)	(339)	176,600	1,029
Effect of exchange rate changes on cash	(187)	692	(592)	1,916

Net increase / (decrease) in cash and cash equivalents	(43,672)	(7,068)	91,248	(49,893)
Cash and cash equivalents, beginning of period	193,474	57,098	58,554	99,923

Cash and cash equivalents, end of period	149,802	50,030	149,802	50,030

(a)	Interest paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 2 November 2016

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		For the nine months ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2016	2015	2016	2015
Net income - as reported	10,461	10,415	29,845	36,427

Add back
+ M&A transaction costs	887	484	1,608	11,282

	887	484	1,608	11,282
Reverse
- M&A transaction break fee income	—	—	—	(20,923)
- Profit on sale of financial asset	(281)	(2,289)	(281)	(2,289)
- Adjustment of financial lease obligation	(1,410)	—	(1,410)	—
- Increase / (decrease) in provision for onerous lease contracts	—	(84)	—	(184)
- Interest capitalised	(1,255)	(426)	(2,421)	(2,026)

	(2,946)	(2,799)	(4,112)	(25,422)

Tax effect of above add backs & reversals	162	579	274	3,535

Adjusted net income	8,564	8,679	27,615	25,822

Reported basic EPS: (€)	0.15	0.15	0.42	0.52
Reported diluted EPS: (€)	0.15	0.15	0.42	0.52

Adjusted basic EPS: (€)	0.12	0.12	0.39	0.37
Adjusted diluted EPS: (€)	0.12	0.12	0.39	0.37

Press Release, 2 November 2016

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 2 November 2016

with Target Open Dates after 1 January 2016

		CAPEX (a)(b)	Equipped Space (a)
Market	Project	(€ million)	(sqm)	Target Opening Dates
Amsterdam	AMS 8: Phases 1 - 2 New Build	50	2,700	4Q 2016 -1Q 2017(c)

Copenhagen	CPH2: Phases 1 - 2 New Build	19	1,100	2Q 2016 - 1Q 2017(d)

Dublin	DUB3: Phases 1 - 2 New Build	28	1,200	4Q 2016

Dusseldorf	DUS 2: Phase 1 - 2 New Build	16	1,200	4Q 2015 - 2Q 2016 (e)

Frankfurt	FRA 10: Phases 1 - 4 New Build	92	4,800	1Q 2016 - 3Q 2016 (f)

Frankfurt	FRA 11: Phases 1 - 4 New Build	95	4,800	4Q 2017 - 2Q 2018 (g)

Marseille	MRS 1: Phase 2 (cont) - 3	30	2,200	3Q 2016 - 2Q 2017 (h)

Paris	PAR7: Phase 2	37	2,100	4Q 2016 - 2Q 2017 (i)

Vienna	VIE 2: New Build	65	4,200	4Q 2014 - 2Q 2017 (j)

Total		€432	24,300

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (1,400 square metres) is scheduled to become operational in 4Q 2016. Phase 2 (1,300 square metres) is scheduled to become operational in 1Q 2017.
(d)	Phase 1 (500 square metres) became operational in 2Q 2016. Phase 2 (600 square metres) is scheduled to become operational in 1Q 2017.
(e)	Phase 1 (600 square metres) became operational in 4Q 2015. Phase 2 (600 square metres) became operational in 2Q 2016.
(f)	Phase 1 (1,200 square metres) became operational in 1Q 2016; phase 2 (1,200 square metres) became operational in 2Q 2016; phases 3 & 4 (1,200 square metres each) became operational in 3Q 2016.
(g)	Phases 1 and 2 (1,200 square metres each) are scheduled to become operational in 4Q 2017; phases 3 & 4 (1,200 square metres each) are scheduled to become operational in 2Q 2018.
(h)	Phase 2 (cont.) (800 square metres) became operational in 3Q 2016. Phase 3 (1,400 square metres) is scheduled to become operational in 2Q 2017.
(i)	The first 500 square metres is scheduled to become operational in 4Q 2016. The remaining 1,600 square metres is scheduled to become operational in 2Q 2017.
(j)	1,300 square metres became operational in 4Q 2014; 600 square metres became operational in 1Q 2015; 600 square metres became operational in 2Q 2015; 300 square metres became operational in 4Q 2015; 300 sqm became operational in 3Q 2016; another 1,100 square metres is scheduled to become operational in 2Q 2017.